XKH 4/4

12013880

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

MAR 14 2012

Washington, DC 123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerz Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WORLD FINANCIAL CENTER
(No. and Street)

NEW YORK	NEW YORK	10281-1050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YOKO HUBLEY 212-266-7525
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, YOKO HUBLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMMERZ MARKETS LLC, as of DECEMBER 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARUITE PERSAUD
Notary Public, State of New York
No. 01PE6207842
Qualified in Bronx County
Commission Expires June 15, 2013

Signature

PRINCIPAL FINANCIAL OFFICIER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (O) Supplementary report of independent accountants on internal control pursuant to SEC Rule 17a-5.

****** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commerz Markets LLC
(A Wholly Owned Subsidiary of Commerzbank AG)
Index
December 31, 2011

Commerz Markets LLC

(A Wholly-Owned Subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2011

pwc

Report of Independent Auditors

The Board of Managers and Member
of Commerz Markets LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerz Markets LLC at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 13, 2012

Commerz Markets LLC
(A Wholly-Owned Subsidiary of Commerzbank AG)
Statement of Financial Condition
December 31, 2011

(Dollars in thousands)

Assets		
Cash	$	348,361
Securities segregated under federal regulations		34,568
Securities purchased under agreements to resell		649,758
Deposits with clearing organizations		43,844
Securities borrowed		9,097,445
Collateral accepted for securities loaned		282,098
Receivable from broker-dealers and clearing organizations		37,512
Financial instruments owned, at estimated fair value (including $1,623,824 pledged to counterparties)		1,919,116
Accrued interest and dividends receivable		8,899
Other assets		3,128
Total assets	$	12,424,729
Liabilities and Member's Equity		
Liabilities:		
Securities sold under agreements to repurchase	$	1,985,127
Securities loaned		8,895,049
Obligation to return collateral accepted for securities loaned		282,098
Payable to broker-deals and clearing organizations		109,181
Payable to customers		17,743
Payable to non-customers		1,901
Financial instruments sold, not yet purchased, at fair value		379,456
Accrued interest and dividends payable		13,886
Accounts payable, accrued expenses, and other liabilities		10,663
		11,695,104
Commitments and contingencies (Note 9)		
Subordinated borrowings		300,000
Member's equity		429,625
Total liabilities and member's equity	$	12,424,729

The accompanying notes are an integral part of this statement

1. Organization and Business

Commerz Markets LLC (the "Company") is a registered broker and dealer under the Securities Exchange Act of 1934 and a registered introducing broker under the Commodity Exchange Act. The Company is a limited liability company and a wholly owned subsidiary of Commerzbank AG, a financial institution organized under the laws of the Federal Republic of Germany. The Company is a member of Financial Industry Regulatory Authority ("FINRA") and various securities and commodities exchanges.

The Company acts as a broker and/or dealer in domestic and foreign equity securities, U.S. government and agency securities, commercial paper, foreign government securities and foreign corporate debt obligations. It also engages in financing activities using these securities as collateral, including repurchase and reverse repurchase agreements and securities borrowing and lending. The Company also provides investment banking services in connection with corporate transactions.

2. Significant Accounting Policies

a. Basis of Financial Information

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.

b. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of less than three months.

c. Financial Instruments Owned and Sold

Customers buy and sell securities through the Company on an agency or principal basis. Agency transactions are recorded on settlement date. Principal transactions with customers or other counterparties are recorded on trade date and are carried at fair value in financial instruments owned and financial instruments sold, not yet purchased. In addition, exchange traded futures and options on futures are used by the Company for trading purposes, including economic hedges of other trading instruments, and are carried at fair value on a trade-date basis.

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs

(interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

Level 3 inputs Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In valuing its positions, the Company uses listed market prices for exchange traded securities and derivatives and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities. As such, the Company's trading positions are generally classified in Level 1.

d. Resale and Repurchase Agreements
Securities sold under agreements to repurchase (repurchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements) are treated as short-term collateralized financing transactions, which are collateralized by U.S. government securities and are carried at their contractual amounts. Reverse repurchase agreements and repurchase agreements with the same counterparty and maturity are presented net in the statement of financial condition when the terms of the agreements permit netting under ASC 210-20-45-11. Interest on reverse repurchase agreements and repurchase agreements is recorded on accrual basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

e. Securities Borrowing and Lending Activities
Securities borrowed and securities loaned transactions require the borrower to deposit cash, letters of credit, or other collateral with the lender and are recorded at the amount of cash collateral or fair value of other collateral advanced or received. With respect to securities loaned, the Company receives collateral in the form of cash or other securities. The amount of collateral required to be deposited for securities borrowed or received for securities loaned is an amount generally in excess of the fair value of the applicable securities. The Company monitors the fair value of securities borrowed and loaned daily, with additional collateral obtained or refunded as appropriate. Interest on securities borrowed and securities loaned transactions is recorded on accruals basis and is reported as part of accrued interest receivable and accrued interest payable, respectively.

f. Collateral
The Company has identified in financial instruments owned, pledged to counterparties, the fair value of securities it owns which counterparties have the right to sell or repledge. The Company also reports the fair value of collateral it received which it has the ability to sell or repledge and its obligation to return the collateral.

g. Translation of Foreign Currencies
End of period exchange rates are used to translate foreign currency balances and financial instruments denominated in foreign currencies.

h. Income Taxes
The Company is a single member limited liability company. It has not elected to be treated as a corporation for tax purposes. Its tax status is therefore considered to be that of a disregarded entity. As such, the results of the Company's operations are included in the U.S. federal, state, and local income tax returns of Commerzbank AG New York Branch (the "Branch").

i. **Pension and Other Post-retirement Benefit Plans**
The Company participates in several retirement plans sponsored and administered by the Branch. As a result, the Company accounts for its participation in these plans in a manner similar to that of participation in multiemployer benefit plans. This requires recognition of the cost of participation in the plan during the year, and does not require recognition of the Company's share of the net obligation of the plans sponsored by the Branch. The cost that is recognized by the Company is an allocation of total Branch retirement benefit cost, based on the Company's share of total participants in the plan.

j. **New Accounting Pronouncements**
On December 2011, the FASB amended accounting principles related to the disclosures about offsetting assets and liabilities (ASC 210). The amendment requires an entity to disclose both gross information and net information about both instruments and transactions subject to an agreement similar to a master netting arrangement, including derivatives, sale and repurchase agreements and reverse sale and repurchase agreement, and securities borrowing and securities lending arrangement. The amendment effective in 2013 is not expected to significantly affect the Company's financial condition.

On May 2011, the FASB amended accounting principles related to the fair value measurement and disclosure to achieve common requirements in accounting principles generally accepted in the United States of America and International Financial Reporting Standards (ASC 820). Consequently, the amendment changes the wording used to describe many of the requirements in accounting principles generally accepted in the United States of America for measuring fair value and for disclosing information about fair value measurements. Some of the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendment effective in 2012 is not expected to significantly affect the Company's financial condition.

On April 2011, the FASB amended accounting principles related to the assessment of effective control for repurchase agreements (ASC 860). The amendment removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee; and (2) the collateral maintenance implementation guidance related to that criterion. The impact of this amendment effective in 2012 is being analyzed, but the Company does not expect it to have a significant effect on its financial condition.

3. Related Party Transactions

The Company engages in transactions with affiliates in the ordinary course of its business, which are governed by agreements among the parties. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties. Management believes the pricing and allocation methods used are reasonable and appropriate.

The Company meets a portion of its short-term financing requirements through borrowings and repurchase agreements with affiliates. The Company has an uncollateralized, uncommitted line of

credit totaling $2.6 billion with an affiliate for which it pays no fees and carries a market interest rate.

At December 31, 2011, the Company's related party assets and liabilities are as follows (in thousands):

Assets	
Cash	$ 48
Securities purchased under agreements to resell	50,863
Securities borrowed	3,635,899
Collateral accepted for securities loaned	154,359
Accrued interest and dividends receivable	3,182
Other assets	1,857
Total assets	$ 3,846,208
Liabilities	
Securities sold under agreements to repurchase	$ 1,143,320
Securities loaned	25,132
Obligation to return collateral accepted for securities loaned	154,359
Payable to customers	18
Payable to non-customers	1,901
Accrued interest and dividends payable	4,974
Accounts payable, accrued expenses, and other liabilities	3,291
Subordinated borrowings	300,000
Total liabilities	$ 1,632,995

4. Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its financial assets and financial liabilities measured at fair value in three levels based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 securities include those traded on active exchanges as well as U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, are as follows (in thousands):

Description	Fair Value Measurements at Reporting Date Using: Quoted Prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant Unobservable inputs (Level 3)	Total
Assets				
Securities received as collateral	$ 282,098	$ -	$ -	$ 282,098
Financial instruments owned				
U.S. government	1,919,116	-	-	1,919,116
Total	$ 2,201,214	$ -	$ -	$ 2,201,214
Liabilities				
Obligation to return securities received as collateral	282,098	-	-	282,098
Financial instruments sold, not yet purchased				
U.S. government	379,456	-	-	379,456
Total	$ 661,554	$ -	$ -	$ 661,554

The fair values of other financial assets and liabilities (consisting primarily of receivables from and payables to broker dealers, clearing organizations, and customers; reverse repurchase and repurchase agreements; securities borrowed and securities loaned; and short-term bank loan) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, or bear interest at market rates. At December 31, 2011, the fair market value of the subordinated borrowings was $293.4 million. There was no transfer into and out of Level 1 securities.

5. Receivable from and Payable to Broker-Dealers and Clearing Organizations

At December 31, 2011, amounts receivable and payable to broker-dealers and clearing organizations consist of the following (in thousands):

Receivable from broker-dealers and clearing organizations	
Clearing organizations	$ 27,512
Securities failed to deliver	10,000
	$ 37,512
Payable to broker-deals and clearing organizations	
Net payable for trades pending settlement	$ 98,440
Securities failed to receive	9,995
Clearing organizations	746
	$ 109,181

6. Trading Activities

The Company's trading activities are both customer driven and market-making in nature. Its activities include domestic and international brokerage, flow trading and syndicate participation. The Company's activities also consist of trading in U.S. government and agency securities, including both customer driven and market-making transactions in bonds, futures, and repurchase contracts.

At December 31, 2011, financial instruments owned and financial instruments sold, not yet purchased, at fair value, include (in thousands):

	Financial instruments owned	Financial instruments sold, not yet purchased
U.S. government obligations	$ 1,919,116	$ 379,456

Financial instruments sold, not yet purchased, represent obligations of the Company to deliver the financial instruments at contracted prices. These transactions may result in off-balance sheet market risk, as the Company's eventual obligation to satisfy these sales could exceed the amount recognized in the statement of financial condition.

7. Employee Compensation and Benefits

The Company participates in the Branch's employee retirement plans, the defined benefit pension plan, the retirement saving account, and the 401(k) plan. Substantially all employees of the Company participate in the plans, and employee contributions to the 401(k) Plan are matched up to a specified limit. Participation in the Branch's defined benefit pension plans is no longer offered to employees and no contribution has been made to the plan since January 2009.

The Company also participates in the Commerzbank AG Share Awards ("Share Awards"). Share Awards are granted to eligible employees in lieu of cash when the cash amount of individual bonus exceeds a certain threshold. A Share Award is an unfunded promise to pay in cash an amount equal to a certain number of shares of Commerzbank AG shares (based on average quoted price of three calendar months prior to the month of vesting), provided the stipulated requirements have been met. Eligible employees will also receive dividend and subscription rights in cash equivalents to the extent dividends are paid and subscription rights are granted to common stock shareholders of Commerzbank AG shares during the vesting period. Dividends and subscription rights equivalents will be paid upon vesting of the Share Awards at the third anniversary of the date of grant or as soon as practicable thereafter but no later than the end of the same calendar year. Since the arrangement is settled in cash, it is classified as a liability award. Details of the outstanding Share Awards are as follows:

Unvested December 31, 2010	Shares Awards Granted	Vested	Adjusted/ Forfeited	Unvested December 31, 2011
-	76,418	-	-	76,418

The Share Awards are expensed over the service periods and adjusted accordingly to changes in the Share Awards fair value. In March 2011, 76,418 shares were granted at a price of $7.63 per share.At December 31, 2011, the accrued compensation relating to the Share Award is $0.1 million. As of December 31, 2011, $0.3 million of unrecognized compensation costs relating to the Share Awards remain to be amortized over the service periods.

In addition to the above plans, the Company participates in cash based bonus programs for employees for which $2.4 million was accrued at December 31, 2011.

8. Subordinated Borrowings

At December 31, 2011, the Company has $200 million of subordinated borrowings outstanding with Commerzbank AG Grand Cayman Branch under a subordinated note agreement which is due on April 15, 2017. The $200 million loan bears interest at three month London Interbank Offered Rate ("LIBOR") plus 82.5 basis points..

The Company also has a revolving subordinated credit agreement for $250 million with Commerzbank AG Grand Cayman Branch with a scheduled maturity date of April 15, 2017. The subordinated credit agreement provides for interest on outstanding borrowings to be determined as of the date of the borrowings. As of December 31, 2011, the Company has borrowed $100 million, which bears interest at three month LIBOR plus 60 basis points. .

The subordinated notes and the revolving subordinated credit agreement have been approved by the FINRA for use by the Company in computing its net capital under the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission (SEC). The borrowings may not be repaid if such repayment would cause the Company to fail to maintain minimum regulatory capital.

9. Commitments and Contingencies

There are legal actions unasserted and pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial position.

Affiliates have entered into long-term lease agreements to rent office space, which the Company rents from them on a month-to-month basis.

At December 31, 2011, the Company has commitments to purchase U.S. government securities under reverse repurchase and sell U.S. government securities under repurchase agreements with notional amounts of $500 million and $250 million, respectively.

10. Collateral

At December 31, 2011, the approximate fair values of collateral received that can be sold or repledged by the Company, before reflecting the $2.3 billion impact of ASC 210-20, are (in thousands):

Sources of collateral:	
Securities purchased under agreements to resell	$ 2,475,557
Securities received in securities borrowed vs. cash transactions	9,016,776
Securities received in securities borrowed vs. pledged transactions	4,616,228
Securities received in securities loaned vs. pledged transactions	282,098
	$ 16,390,659

At December 31, 2011, the approximate fair values of the portions of collateral received that have been sold or repledged by the Company, before reflecting the $2.3 billion impact of ASC 210-20, are (in thousands):

Uses of collateral:	
Securities sold under agreements to repurchase	$ 3,796,558
Securities loaned out in securities loaned vs. cash transactions	8,668,760
Securities loaned out in securities loaned vs. pledged transactions	276,096
Collateral pledged out from securities borrowed vs. pledged transactions	4,437,913
Collateral pledged out to clearing organizations	66,350
	$ 17,245,677

11. Off-Balance Sheet Risk, Concentration of Credit Risk, and Certain Other Risks and Uncertainties

Credit Risk

The Company's trading activities expose it to credit risk. This risk arises from the possibility that counterparty to a transaction might fail to perform according to its contractual commitment, and the collateral in the transaction would be insufficient to cover the commitment.

The majority of the Company's transactions, and consequently its credit exposure, are with other broker-dealers, banks, and financial institutions. The risk of default depends on the creditworthiness of the counterparty. The Company seeks to control credit risk by following an established credit approval process, monitoring credit limits, and requiring adequate collateral levels.

In the event of a default by counterparty, the Company would look to collateral available under the transaction. Reverse repurchase agreements and securities borrowing arrangements can result in exposure in the event of counterparty nonperformance. To mitigate this risk, and in accordance with industry practice, the Company takes possession of collateral under reverse repurchase and securities borrowed transactions. The fair value of collateral is monitored daily in relation to the related receivable (including accrued interest), and additional collateral is obtained when necessary to adequately collateralize the receivable.

The Company's customer activities also expose it to credit risk. These activities involve the execution, settlement, and financing of customer securities transactions, primarily for institutional customers. These transactions may be on a cash, margin, or delivery versus payment basis. The Company requires customers to maintain collateral in compliance with regulatory and internal guidelines. In the event of customer nonperformance, the Company may suffer a loss if the fair value of the securities in the transaction is not sufficient to satisfy the contractual amount of the transaction. This risk exists for all customer transactions during the settlement period and for margin customers thereafter.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet been made. However, based on experience, the Company expects the risk of loss to be remote.

Market Risk
Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and short sales, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, and foreign currency exchange rates, as well as market volatility and illiquidity. A significant factor influencing the overall level of market risk to which the Company is exposed is its use of hedging techniques to mitigate such risk. The Company manages market risk by setting risk limits and monitoring the effectiveness of its hedging policies and strategies.

Operational and Support Risk
As a major intermediary in the financial markets, the Company is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace. Such risks include:

- Operational/Settlement Risk – the risk of financial and opportunity loss and legal liability attributable to operational problems such as inaccurate pricing of transactions, untimely trade execution, clearance, and/or settlement, or the inability to process large volumes of transactions.

- Technological Risk – the risk of loss attributable to technological limitations and hardware failure that constrain the Company's ability to gather, process, and communicate information efficiently and securely, without interruption, with customers, and in the markets where the Company participates. In addition, the Company must continue to address the technological implications that will result from regulatory and market changes.

- Legal/Documentation Risk – the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) and customer relationships (such as master netting agreements), or errors that result in noncompliance with applicable legal and regulatory requirements.

- Financial Control Risk – the risk of loss attributable to limitations in financial systems and controls; strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with management's authorization, and that financial information utilized by management and communicated to external parties, creditors, and regulators is free of material errors.

12. Regulatory Requirements

As a registered broker and dealer in securities, the Company is subject to the rules and regulations of the SEC. In connection with the SEC's Customer Protection Rule (Rule 15c3-3), $34.6 million of U.S. Treasury securities have been segregated in a special reserve bank account for the exclusive benefit of customers at December 31, 2011.

The Company is also subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute its net capital under the "alternative method" permitted by the Rule. Under the alternative method, net capital (as defined) must exceed the greater of $1 million or 2% of aggregate debit balances arising from customer transactions (as defined by Rule 15c3-3). The Company had no aggregate debit balances arising from customer transactions at December 31, 2011. At December 31, 2011, the Company's net capital was $714.9 million and was $713.9 million in excess of its required capital of $1 million.

13. Subsequent Events

The Company has performed an evaluation of subsequent events through March 13, 2012 which is the date the financial statements were issued. There have been no subsequent events that would require recognition in the financial condition as of December 31, 2011 or for the year then ended.